UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Community Redevelopment Inc.

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(Exact name of registrant as specified in its charter)

Colorado	000-26439	85-2629422
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

9 C Medway Road #214

Milford, MA 01757

(Current Address of Principal Executive Offices)

Common Stock, $0.001 par value per share

(Title of each class of securities covered by this Form)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	⌧
Rule 12g-4(a)(2)
Rule 12h-3(b)(1)(i)	⌧
Rule 12h-3(b)(1)(ii)
Rule 15d-6

Approximate number of holders of record as of the certification or notice date:

Common Stock: One Hundred Fifty Three (153)

Pursuant to the requirements of the Securities Exchange Act of 1934, Community Redevelopment Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 26, 2025	Community Redevelopment Inc.

By: /s/ Phillip Sands
Name: Phillip Sands
Title: CEO